Exhibit 99.1

A.D.A.M., Inc.

Consolidated Balance Sheets

(In thousands, except share data)

	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$5,446	$1,377
Accounts receivable, net of allowances of $274 and $345, respectively	2,516	3,986
Restricted cash	—	47
Inventories, net	30	33
Prepaids and other assets	208	597
Deferred income tax asset	678	558

Total current assets	8,878	6,598
Property and equipment, net	1,543	1,592
Intangible assets, net	9,375	9,979
Goodwill	13,690	27,617
Other assets	206	206
Deferred financing costs, net	52	92
Deferred income tax asset	5,712	7,062

Total assets	$39,456	$53,146

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$4,895	$3,880
Deferred revenue	5,796	5,995
Current portion of long-term debt	2,000	2,000
Current portion of capital lease obligations	22	44

Total current liabilities	12,713	11,919
Capital lease obligations, net of current portion	90	112
Other liabilities	1,385	1,293
Long-term debt, net of current portion	6,000	8,000

Total liabilities	20,188	21,324

Shareholders’ equity
Common stock, $0.01 par value; 20,000,000 shares authorized; 10,174,519 shares issued and 9,904,760 shares outstanding at 12/31/2009; 10,152,019 shares issued and 9,882,260 shares outstanding at 12/31/2008	102	102
Treasury stock, at cost, 269,759 shares	(1,088)	(1,088)
Additional paid-in capital	59,256	58,475
Accumulated deficit	(39,002)	(25,667)

Total shareholders’ equity	19,268	31,822

Total liabilities and shareholders’ equity	$39,456	$53,146

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,
	2009	2008
Revenues, net
Licensing	$26,075	$25,395
Product	1,047	1,182
Professional services and other	1,039	2,280

Total revenues, net	28,161	28,857

Cost of revenues
Cost of revenues	4,141	4,201
Cost of revenues—amortization	2,174	1,699

Total cost of revenues	6,315	5,900

Gross profit	21,846	22,957

Operating expenses
Product and content development	5,261	4,297
Sales and marketing	6,888	8,961
General and administrative	5,870	5,704
Goodwill impairment	13,940	—
Restructuring costs	1,408	2,193

Total operating expenses	33,367	21,155

Operating income (loss)	(11,521)	1,802
Interest expense, net	(478)	(1,468)
Loss on sale of investments	—	(296)

Income (loss) before income taxes	(11,999)	38
Income tax expense	1,336	—

Net income (loss)	$(13,335)	$38

Basic net income (loss) per common share	$(1.35)	$0.00

Basic weighted average number of common shares outstanding	9,886	9,813

Diluted net income (loss) per common share	$(1.35)	$0.00

Diluted weighted average number of common shares outstanding	9,886	10,642

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands, except share data)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2007	9,958,617	$100	(269,759)	$(1,088)	$56,406	$(166)	$(25,705)	$29,547

Comprehensive income
Net income	—	—	—	—	—	—	38	38
Unrealized loss on investments, now realized	—	—	—	—	—	166	—	166

Total comprehensive income	—	—	—	—	—	—	—	204

Stock-based compensation expense	—	—	—	—	903	—	—	903
Common stock warrants issued	—	—	—	—	366	—	—	366
Exercise of common stock options	186,582	2	—	—	800	—	—	802
Issuance of restricted stock awards	6,820	—	—	—	—	—	—	—

Balance at December 31, 2008	10,152,019	102	(269,759)	(1,088)	58,475	—	(25,667)	31,822

Net income	—	—	—	—	—	—	(13,335)	(13,335)
Stock-based compensation expense	—	—	—	—	777	—	—	777
Exercise of common stock options	7,500	—	—	—	4	—	—	4
Issuance of restricted stock awards	15,000	—	—	—	—	—	—	—

Balance at December 31, 2009	10,174,519	$102	(269,759)	$(1,088)	$59,256	$—	$(39,002)	$19,268

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2009	2008
Cash flows from operating activities
Net income (loss)	$(13,335)	$38
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Goodwill impairment	13,940	—
Depreciation and amortization	2,643	2,149
Restructuring costs	1,408	2,193
Payments for restructuring costs	(1,620)	(656)
Deferred income tax expense	1,230	—
Stock-based compensation expense	777	903
Deferred financing cost amortization	40	852
Provisions for bad debt expense	22	53
Common stock warrants expense	—	366
Loss on sale of investments	—	296
Loss on sale of assets	—	249
Changes in assets and liabilities:
Accounts receivable	1,448	(99)
Accounts payable and accrued expenses	754	(771)
Other liabilities	565	(150)
Prepaids and other assets	389	188
Deferred revenue	(199)	319
Inventories	3	32

Net cash provided by operating activities	8,065	5,962

Cash flows from investing activities
Software product and content development costs	(1,570)	(1,725)
Purchases of property and equipment	(420)	(1,426)
Net change in restricted cash	47	(1)
Goodwill, additional cost of previous acquisition from earnout payments	(13)	(149)
Proceeds from sale of investments	—	2,716
Purchase of investments	—	(37)
Proceeds from sales of property and equipment	—	2

Net cash used in investing activities	(1,956)	(620)

Cash flows from financing activities
Payment on long-term debt	(2,000)	(20,000)
Payments on capital leases	(44)	(100)
Proceeds from exercise of common stock options	4	802
Proceeds from issuance of term note	—	10,000
Payment of deferred financing costs	—	(92)

Net used in financing activities	(2,040)	(9,390)

Increase (decrease) in cash and cash equivalents	4,069	(4,048)
Cash and cash equivalents, beginning of year	1,377	5,425

Cash and cash equivalents, end of year	$5,446	$1,377

Supplemental disclosure of cash flow information
Cash paid for interest	$325	$1,263

Cash paid for income taxes	$77	$84

Supplemental disclosure of non-cash activities
Equipment acquired through capital lease obligations	$—	$66

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Business

A.D.A.M., Inc. (Nasdaq: ADAM) primarily provides online information and technology solutions for employers, benefits brokers, healthcare organizations and online media companies. Our solutions are divided into two segments:

•	Health information and health decision support tools that we market to healthcare organizations, online media companies, and Internet search and technology firms; and

•

Benefits communication, online benefit enrollment, decision support, human resources productivity, and benefits broker applications that we market to commercial benefits brokers in the small to midsize employer market.

Our solutions are delivered through a Software as a Service-type model (“SaaS”) that provides rapid and efficient deployment of our products and allows us to integrate third party products and services that we monetize across our network of clients and end users.

For the end users of our solutions—consumers, employees, patients, and health plan members—our products and services help people to better understand their health, and the benefits plans their employers provide, and make well informed decisions about their healthcare and benefits selections. In addition, we help people understand the relationship between their benefits and the costs associated with them. This connection between financial understanding and benefits choice and use of benefits is increasingly important as consumers are assuming more of the financial responsibilities for their healthcare. For our brokers and employer clients, our solutions provide the platform necessary to communicate, educate and enroll in benefits plans. For our healthcare and consumer health clients, our health information platform provides a broad portfolio of health reference products designed to promote services, build site traffic, and aid in the management of healthcare.

In addition to our health information and benefits solutions, we also market a series of anatomy and physiology products for the K-12 and undergraduate educational market.

Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of A.D.A.M., Inc. and its wholly owned subsidiary, Online Benefits, Inc. (“OnlineBenefits”). On December 31, 2008, OnlineBenefits was merged into A.D.A.M., Inc. All inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

We derive revenues from the following sources: (1) electronically delivered software, which includes software license and post contract customer support (PCS) revenue, (2) hosted software, which includes software license, hosting and PCS revenue, (3) professional services and (4) product sales. We recognize revenue when:

(1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. When a contract includes multiple elements, such as software and services, the entire fee is allocated to each respective element based on vendor specific objective evidence of fair value, and recognized when the revenue criteria for each element is met.

Electronically delivered software, which includes software license and PCS revenue, is recognized in accordance with The Software Topic of the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”), with the entire amount recognized ratably over the term of the license agreement. For software revenue arrangements in which we sell through a reseller, we recognize revenue only after an agreement has been finalized between the customer and our authorized reseller and the content has been delivered to the customer by the reseller.

Hosted software, which includes software license, hosting and PCS revenue, is recognized using GAAP principles for hosted software arrangements per the Software Topic of the FASB ASC. The entire amount of revenue is recognized ratably over the term of the license agreement, which matches the service that is being provided.

Professional service revenues are generally recognized upon completion and acceptance by the customer. For revenue arrangements in which we sell through a reseller, we recognize revenue only after an agreement has been finalized between the customer and our authorized reseller and the content has been delivered to the customer by the reseller.

Product sales revenues are generally recognized at the time title passes to customers, distributors or resellers. In 2007, we adopted a return policy related to education product for a limited group of customers. The policy allows for the return of certain sellable product within 60 days of the invoice date.

Concentration of sales and credit risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of trade receivables. For the years ended December 31, 2009 and 2008, no single customer accounted for more than 10% of net revenues or total customer receivables.

A.D.A.M. has certain financial instruments that potentially subject the Company to significant concentrations of credit risk which consist principally of cash and cash equivalents, short term investments and accounts receivable. Cash and cash equivalents are maintained in short-term money market accounts. Our bank accounts are currently covered by the Federal Deposit Insurance Corporation, (the “FDIC”). The FDIC raised the coverage amount on normal checking and money market accounts to $250,000, until December 31, 2013. We maintain a money market balance below this $250,000 limit. Our bank also participates in FDIC program that fully insures all non-interest bearing checking accounts until June 30, 2010.

Fair value of financial instruments

The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

•

Investments, short-term. For investment in securities, fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities;

•

Notes payable, debt instruments and capital lease obligations. For those debt instruments with adjustable interest rates, the carrying amount is a reasonable estimate of fair value. For debt instruments with fixed interest rates, the fair value is estimated by discounting future cash flows using current rates at which similar debt could be obtained.

The estimated fair value of the Company’s financial instruments approximates the carrying value.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and deposits and highly liquid investments with original maturities of three months or less when purchased.

Investments, short-term

Mutual funds are categorized as available-for-sale, which requires the securities to be reported at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity. Realized gains or losses, if any, are recorded within the statement of operations as other income (loss). For the purpose of computing realized gains and losses, cost is identified on a specific identification basis. We have no investments outstanding at December 31, 2009.

Investment in companies

Investments in companies where we own less than 20% are accounted for under the cost method.

Preferred Stock

As a result of the shareholder rights plan adopted on June 29, 2009, the Company authorized 100,000 shares of $0.01 par value Series B Preferred Stock in the year ended December 31, 2009. There were no shares of preferred stock authorized in the year ended December 31, 2008. No shares of preferred stock have been issued or outstanding as of December 31, 2009. The shareholder rights plan is described in further detail in Note 11 of the notes to our consolidated financial statements.

Treasury Stock

All treasury stock transactions are recorded at cost.

Advertising

Advertising costs are expensed as incurred and recorded in sales and marketing expenses in the Consolidated Statements of Operations. Advertising expense was $34,000 and $71,000 in 2009 and 2008, respectively.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has performed reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. We grant credit to our customers without requiring collateral. The amount of accounting loss for which we are at risk in these unsecured accounts receivable is limited to their carrying value.

Inventories

Inventories consist principally of computer software media, books and related shipping materials and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. The valuation of inventory requires the Company to estimate net realizable value. Inventory is written down for estimated obsolescence or to the lesser of cost or market value.

Deferred financing costs

Costs related to obtaining debt financing are capitalized and amortized over the term of the related debt using the effective interest method. When a loan is paid in full, any unamortized financing costs are removed from the related accounts and charged to interest in the period.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Property and equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Intangible assets

Intangible assets consist of purchased intellectual content, purchased customer contracts, purchased customer relationships, capitalized software product and content development costs to be sold, leased or otherwise marketed, and capitalized software development costs for internal use software.

Capitalized software product and content development costs to be sold, leased or otherwise marketed consist of development costs incurred for applications after technological feasibility has been established. These costs consist principally of salaries and certain other expenses directly related to the development and modifications of software products and content. Amortization of capitalized software product and content development costs is provided at the greater of the ratio of current product revenue to the total of current and anticipated product revenue or on a straight-line basis over the estimated economic life of the software, generally two years.

Capitalized software development costs for internal use software consists of costs of developing applications or the purchase of software for internal use. Capitalized costs are amortized over their estimated useful life, generally three years.

Impairment of long-lived assets and goodwill

Impairment of long-lived assets is evaluated, including property and equipment and intangible assets with finite lives, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets is based on discounted cash flows and the fair value of the asset.

Goodwill is evaluated annually or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of an asset group below its carrying value. These events or circumstances would include a significant change in stock price, business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. The carrying value of goodwill is evaluated in relation to the operating performance and estimated future discounted cash flows of the asset group.

Product and content development expenditures

Product and content development expenditures include costs incurred in the development, enhancement and maintenance of our content and technology. These costs have been charged to expense as incurred.

Income taxes

We account for income taxes using the liability method. Deferred income taxes arise from the temporary differences in the recognition of income and expenses for tax purposes. A valuation allowance is established when we believe that it is more likely than not that some portion of our deferred tax assets will not be realized.

Sales Tax

We presents our revenues net of sales tax in our Consolidated Statements of Operations. When invoicing for sales tax, we increase accounts receivable and increase sales taxes payable. If the receivable isn’t collected, we decrease accounts receivable and increase bad debt expense in general and administrative expenses.

Recent accounting standards adopted

Effective July 1, 2009, we adopted ASC 105—The FASB Accounting Standards Codification and the U.S. GAAP Hierarchy. This standard establishes only two levels of GAAP, authoritative and nonauthoritative. ASC is the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC is nonauthoritative. As the ASC was not intended to change or alter existing GAAP, it did not have any impact on our consolidated financial statements.

Effective April 1, 2009, we adopted ASC 855—Subsequent Events. The standard establishes general standards of accounting for, and disclosures of, events that occurred after the balance sheet date but before financial statements are issued or are available to be issued. For the twelve months ended December 31, 2009, we evaluated, for potential recognition and disclosure, events that occurred through the date of the filing of our Annual Report on Form 10-k for the year ended December 31, 2009. The adoption of this topic did not have a material impact on our consolidated financial statements.

Effective April 1, 2009, we adopted ASC 825—Interim Disclosures about Fair Value of Financial Instruments and an update to ASC 820—Fair Value Measurements and Disclosures. The standard requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies that were previously only required in annual financial statements. This topic is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this topic did not have a material impact on our consolidated financial statements.

Effective January 1, 2009, we adopted ASC 820—Fair Value Measurements and Disclosures. In September 2006, the FASB issued guidance now codified as ASC 820, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements and does not require any new fair value measurements. In February 2008, the FASB issued additional guidance which delayed the effective date of the application of certain guidance related to all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The adoption of ASC 820 to nonrecurring non-financial assets and liabilities did not have a material impact on our consolidated financial statements.

Effective January 1, 2009, we adopted ASC 805—Business Combinations. ASC 805 requires an entity to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. In addition, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life. ASC 805 is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired contingencies. With the adoption of ASC 805, any tax related adjustments associated with acquisitions that closed prior to January 1, 2009 will be recorded through income tax expense, whereas the previous accounting treatment would require any adjustment to be recognized through the purchase price. The adoption of ASC 805 did not have a material impact on our consolidated financial statements and its future impact will be dependent upon the specific terms of future business combinations.

Effective January 1, 2009, we adopted ASC 350—Determination of the Useful Life of Intangible Assets which amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The adoption did not have a material impact on our consolidated financial statements.

Effective January 1, 2009, we adopted the Noncontrolling Interests in Consolidated Financial Statements subtopic of the FASB ASC 810—Consolidation, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This Topic also established reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owner. The adoption did not have a material impact on our consolidated financial statements.

Effective January 1, 2009, we adopted the Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities subtopic of the FASB ASC 260—Earnings per Share, which requires that unvested share-based payment awards containing nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) be considered participating securities and included in the computation of Earnings per Share pursuant to the two-class method of ASC 260, and adjusted retrospectively. The adoption did not have a material impact on our consolidated financial statements.

Effective January 1, 2008, we adopted the Fair Value Option for Financial Assets and Financial Liabilities subtopic of the FASB ASC 825—Interim Disclosures about Fair Value of Financial Instruments, which permits many financial instruments and certain other items to be measured at fair value at our option. Most of the provisions in the Topic are elective; however, the Accounting for Certain Investments in Debt and Equity Securities Topic of the FASB ASC applies to all entities with available-for-sale and trading securities. The fair value option established, permits the choice to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. The adoption did not have a material impact on our consolidated financial statements.

New accounting standards to be adopted

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition: Multiple-Deliverable Revenue Arrangements. This authoritative guidance revises the current accounting treatment to specifically address how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. This guidance is applicable to revenue arrangements entered into or materially modified during our first fiscal year that begins after June 15, 2010. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We are currently evaluating this authoritative guidance to determine any potential impact that it may have on our financial results.

In October 2009, the FASB issued ASU 2009-14, Software: Certain Revenue Arrangements That Include Software Elements. This authoritative guidance changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality, are no longer within the scope of the software revenue guidance. This guidance is applicable to revenue arrangements entered into or materially modified during our first fiscal year that begins after June 15, 2010. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We are currently evaluating this authoritative guidance to determine any potential impact that it may have on our financial results.

Stock-based employee compensation

We account for stock-based compensation in accordance with the Compensation—Stock Compensation Topic of the FASB ASC. Accordingly, stock-based compensation cost is measured at grant date based on the fair value of the award, and is recognized as an expense on a straight-line basis over the employee’s requisite service period.

Net income per common share

Net income per share is computed in accordance with ASC 260—Earnings Per Share. Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for each period. Diluted net income per share is based upon the addition of the effect of common stock equivalents (stock options, restricted stock awards and stock warrants) to the denominator of the basic net income per share calculation using the treasury stock method, if their effect is dilutive. The computation of net income per share for the years ended December 31, 2009 and 2008 is as follows (in thousands, except per share data):

	2009	2008
Net income (loss)	$(13,335)	$38
Weighted average common shares outstanding	9,886	9,813
Weighted average common share equivalents	—	829

Weighted average diluted common shares outstanding	9,886	10,642
Net income per share:
Basic	$(1.35)	$0.00
Diluted	$(1.35)	$0.00
Anti-dilutive stock options, restricted stock awards and stock warrants outstanding	2,277	1,406

2. Long-term debt

In conjunction with the acquisition of OnlineBenefits in 2006, we entered into a credit agreement (the “2006 Credit Agreement”) with Capital Source Finance LLC (“Capital Source”). The 2006 Credit Agreement provided for a revolving credit facility of up to $2,000,000, which would have matured in August 2011, a $20,000,000 term loan, which would have matured in June 2011, and a $5,000,000 convertible note (the “Convertible Note”), which would have matured in August 2011. At the time of each maturity, all outstanding amounts and letters of credit for the related debt would have been due and payable.

In connection with the 2006 Credit Agreement, we entered into a Conversion and Registration Rights Agreement dated as of August 14, 2006, which specifies terms applicable to the conversion of the convertible note and provides Capital Source with certain registration rights with respect to the shares issuable on conversion of the Convertible Note.

All outstanding obligations under the 2006 Credit Agreement were repaid in full and the agreement was terminated on December 31, 2008. In connection with the termination of the 2006 Credit Agreement and as consideration for Capital Source’s agreement to the prepayment of the Convertible Note, which we were not otherwise able to prepay, we issued a warrant to an affiliate of Capital Source to purchase up to 411,667 shares of our common stock at a price of $3.65 per share, to replace the equity component of the Convertible Note. This warrant is exercisable immediately and expires on either August 14, 2011 or August 14, 2014, depending on whether, as of August 14, 2011, we have issued any shares of any class of capital stock, which is preferred as to dividends or as to the distribution of assets upon the voluntary or involuntary dissolution, liquidation or winding up of the shares issued upon exercise of the warrant. This warrant was issued in a transaction not involving a public offering pursuant to the exemption provided under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). The shares of our common stock to be issued upon exercise of the warrant have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements. None of the warrants have been exercised as of December 31, 2009.

The deferred financing fees related to the 2006 Credit Agreement were a gross amount of $1,340,000 with an accumulated amortization of $488,000 at December 31, 2007. During 2008 we recognized $446,000 in interest expense on these fees and the remaining $406,000 of unamortized financing fees were expended upon refinancing of the 2006 Credit Agreement. In connection with the prepayment of the 2006 Credit Agreement, we recorded a non-cash charge of $813,000 related to the write-off of unamortized financing fees, issuance of the warrants, and other miscellaneous fees.

On December 31, 2008, we entered into a Loan and Security Agreement (the “2008 Loan Agreement”) with RBC Bank (USA) ( “RBC Bank”). The credit facility under the 2008 Loan Agreement consists of a revolving line of credit, a term loan facility and a letter of credit facility. The 2008 Loan Agreement, with related balances, is summarized below (numbers in column are in thousands):

	Balance at December 31, 2009	Balance at December 31, 2008
$3,000,000 revolver with RBC Bank—principal repayable in full in December 2010; interest at 1-month LIBOR plus 2.75% (2.99% at 12/31/09), payable monthly in advance	$—	$—
$10,000,000 term loan with RBC Bank—principal repayable in monthly installments of $166,667 plus interest at 1-month LIBOR plus 3.25% (3.49% at 12/31/09) until December 2011, when one final payment of the remaining balance of principal, interest and any other fees and expenses outstanding are due	8,000	10,000

Total	$8,000	$10,000

Under the 2008 Loan Agreement, through December 31, 2010, we may request RBC Bank to issue letters of credit from its account in an aggregate outstanding face amount not to exceed the amount of advances available under the revolving line of credit at the time of the issuance of the letter of credit. Subject to other limitations set forth in the 2008 Loan Agreement, the amount of aggregate outstanding amount of letters of credit shall not exceed $500,000. We are required to pay RBC Bank a fee of 1.5% per annum of the face amount of the letters of credit issued pursuant to the 2008 Loan Agreement. At December 31, 2009, we have no outstanding letters of credit.

Loans made under the 2008 Loan Agreement are secured by a first lien security interest on all assets, including our intellectual property.

The 2008 Loan Agreement contains customary representations, warranties, affirmative and negative covenants (including a requirement that we maintain our primary operating depository accounts with RBC Bank), agreements, default provisions and indemnities. We are also subject to certain specified financial covenants with respect to a minimum funded debt to EBITDA ratio and a modified fixed charge coverage ratio. This 2008 Loan Agreement generally prohibits us from paying dividends on our common stock. As of December 31, 2009, we are in compliance with all covenants related to the 2008 Loan Agreement.

Maturities of debt under the credit facility with RBC Bank are as follows (in thousands):

Year Ending December 31,
2010	$2,000
2011	6,000

$8,000

We incurred $92,000 in financing fees related to the 2008 Loan Agreement. This amount has been deferred and will be amortized over the 36-month term of the loan. Accumulated amortization at December 31, 2009 and December 31, 2008 was $40,000 and $0, respectively.

3. Property and Equipment

Property and equipment are summarized as follows (in thousands):

	Estimated Useful Life (Years)	Year Ended December 31,
		2009	2008
Computers	3	$1,278	$874
Equipment	5	442	435
Furniture and fixtures	5-10	524	520
Leasehold improvements	5-10	194	189

		2,438	2,018
Accumulated depreciation		(895)	(426)

		$1,543	$1,592

Equipment includes capital leases of $152,000 at December 31, 2009 and December 31, 2008. Accumulated depreciation includes $71,000 at December 31, 2009 and $37,000 at December 31, 2008 related to capital leases. Depreciation expense for the years ended December 31, 2009 and 2008 for all property and equipment, including capital leases, was $469,000 and $450,000, respectively. Depreciation expense is recorded within operating expenses.

4. Product and Content Development Expenditures

Product and content development expenditures are summarized as follows (in thousands):

	2009	2008
Total product and content development expenditures	$6,817	$6,022
Less: additions to capitalized software product and content development	(1,556)	(1,725)

Product and content development expense	$5,261	$4,297

In addition to the $1,556,000 of capitalized software product and content development above, we capitalized an additional $14,000 of interest in 2009.

5. Intangible Assets

Intangible assets are summarized as follows (in thousands):

	Estimated amortizable lives (years)	December 31,
		2009	2008
Intangible Assets:
Internally developed software	2-3	$9,038	$7,467
Purchased software	3	500	500
Purchased intellectual content	3	1,431	1,431
Purchased customer contracts	2	333	333
Purchased customer relationships	15	8,800	8,800

Intangible assets, gross		20,102	18,531

Less accumulated amortization:
Internally developed software		(6,479)	(4,994)
Purchased software		(500)	(397)
Purchased intellectual content		(1,431)	(1,431)
Purchased customer contracts		(333)	(333)
Purchased customer relationships		(1,984)	(1,397)

Accumulated amortization		(10,727)	(8,552)

Intangible assets, net		$9,375	$9,979

Amortization expense for the years ended December 31, 2009 and 2008 was $2,174,000 and $1,699,000, respectively. This expense included amortization expense for internally developed software for the years ended December 31, 2009 and 2008 of $1,485,000 and $946,000, respectively.

Estimated future amortization expense for intangible assets on A.D.A.M.’s December 31, 2009 consolidated balance sheet for the next five fiscal years ending December 31, is as follows (in thousands):

2010	$1,721
2011	1,508
2012	1,088
2013	587
2014	587

$5,491

6. Goodwill

Under GAAP, goodwill and other intangible assets with indefinite lives are not amortized, but rather are tested for impairment at least annually. This annual evaluation was performed as of November 1, 2009 and November 1, 2008 and the goodwill was deemed not impaired.

The Intangibles—Goodwill and Other Topic of the FASB ASC prescribes a two-step method for determining impairment of goodwill and certain other intangible assets. Factors considered in determining fair value for purposes of this Topic include, among other things, our market capitalization as determined by quoted market prices for our common stock, market values of our reporting units based on common market multiples for comparable companies, and discount rates that appropriately reflect not only our businesses, but also the current overall economic environment.

Based on further weakening of the current macro-economic business environment and the decline of our common stock price since the annual evaluation, we realized the need to re-evaluate and potentially lower the carrying amount of goodwill in the first quarter of 2009. Based on the results of the review performed as of March 31, 2009, we estimated that the fair value of the goodwill assigned to our benefit solutions was less than the carrying value on the balance sheet as of March 31, 2009, and accordingly we recognized a pre-tax, non-cash impairment charge of $13,940,000 for the quarter ended March 31, 2009. While the impairment charge reduces reported results under GAAP, such charges do not affect our liquidity, cash flows from operating activities, or future operations.

The estimation of the fair value was primarily determined based on an estimate of future cash flows (income approach) discounted at a market derived weighed average cost of capital, which such cost of capital was estimated. The income approach has been determined to be the most representative, because we do not have an active trading market for our equity in the reporting unit. The implied value of the goodwill was estimated based on a hypothetical allocation of each reporting unit’s fair value, assuming a taxable asset sale, to all of our underlying assets and liabilities. The determination of future cash flows is based on the businesses’ plans and long-range planning forecasts. Other valuation methods, such as a market approach utilizing market multiples, are used to corroborate the discounted cash flow analysis performed at the reporting unit. If different assumptions were used in these plans, the related cash flows used in measuring impairment could be different and additional impairment of assets might be required to be recorded.

Impairment charges related to goodwill and other intangible assets are reflected as “Goodwill impairment” in the accompanying consolidated statements of operations. Such charges have no impact on our cash flows or liquidity. The following table reflects the change in the net carrying amount of goodwill and other intangible assets (in thousands):

Balance, December 31, 2008	$27,617
Final payment related to earn-out provision of previous acquisition	13
Goodwill impairment	(13,940)

Balance, December 31, 2009	$13,690

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,
	2009	2008
Accounts payable	$532	$538
Accrued compensation and employee benefits	1,879	1,127
Other accrued expenses	2,484	2,215

	$4,895	$3,880

8. Income Taxes

The components of our income tax expense are as follows (in thousands):

	2009	2008
Current income tax expense
Federal	$32	$—
State	74	—
Total current income tax expense	106	—
Deferred income tax expense
Federal	875	$—
State	355	—
Total Deferred income tax expense	1,230	—

Total income tax expense	$1,336	$—

The provision for income taxes differs from the amount computed by applying the applicable U.S. statutory federal income tax rate of 34 percent to income before income taxes as a result of the following (in thousands):

	2009	2008
Federal tax provision on income before income taxes at statutory federal income tax rate	$(4,080)	$(13)
State taxes, net of federal benefit	(306)	(1)
Change in valuation allowance	(1,441)	1,274
Deferred tax asset adjustment for stock options impacting change in valuation allowance	1,483	(845)
Rate adjustment for change in state tax rate	291	—
Federal tax	80	—
State tax	79	—
Impact of goodwill impairment not deductable for tax purposes	5,095	—
Other differences	135	(415)

Total income tax expense (benefit)	$1,336	$—

The components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2009	2008
Deferred tax assets
Alternative Minimum Tax	$108	$—
Accrued expenses and other liabilities	1,936	1,199
Allowance for doubtful accounts	94	131
Property and equipment	161	179
Research and development credits	959	1,022
Capitalized product and content development	109	305
Capital loss carryforwards	123	128
Net operating loss carryforwards	17,163	20,754

	20,653	23,718
Deferred tax liabilities
Intangible assets	(2,249)	(2,487)
Software development costs	(935)	(1,091)

Net deferred tax asset before valuation allowance	17,469	20,140
Valuation allowance	(11,079)	(12,520)

Net deferred tax asset	$6,390	$7,620

In periodically assessing the Company’s ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of our deferred tax assets will be realized. Management analyzes several factors, including the amount and timing of the scheduled expiration and reversals of our net operating loss carryforwards (NOLs) and deferred tax items, as well as potential generation of future taxable income over the periods for which the NOLs are applicable. Certain estimates used in this analysis are based on the current beliefs and expectations of management, as well as assumptions made by, and information currently available to, management. Although it is the belief that the expectations reflected in these estimates are based upon reasonable assumptions, the Company can not give assurance that actual results will not differ materially from these expectations. We periodically evaluate the deferred tax positions and valuation allowances.

At December 31, 2009 the Company has approximately $1,830,000 of net operating losses attributable to tax deductions for the exercise of employee stock options in excess of related compensation expense recorded in the financial statements. The Company will record the benefit of the utilization of these net operating losses to additional paid-in capital when these net operating losses are realized.

The Company’s valuation allowance was $11,079,000 and $12,520,000 as of December 31, 2009 and 2008, respectively.

At December 31, 2009, we had NOL and R&D credit carryforwards available for tax purposes of approximately $50,140,000 and $960,000, respectively, which will expire on December 31 in years 2010 through 2022 and 2010 through 2023, respectively. As of December 31, 2009, the Company has capital loss carryforwards of approximately $335,000 of which $40,000 will expire on December 31, 2010 and $295,000 will expire on December 31, 2013. At December 31, 2009 we also have AMT credit carryforwards available of approximately $108,000 which do not have an expiration date.

The Company acquired $29,510,000 of NOL carryforwards as a result of the acquisition of OnlineBenefits in August 2006. Internal Revenue Code Section (“IRC”) 382 limits the utilization of NOL carryforwards when a change in ownership, as defined by the Internal Revenue Service, occurs. The acquisition of OnlineBenefits resulted in ownership change within the meaning of IRC 382. Of the total $29,510,000 NOLs acquired from

OnlineBenefits, the NOLs estimated to be available for use after the application of the IRC 382 limitation is approximately $26,300,000. The Company continues to track and monitor ownership changes as defined by IRC 382 to identify any future limitations on the use of NOL’s to offset tax liability. As of December 31, 2009, no additional ownership changes have been identified. However, if the company were to incur any future 382 limitations its usage of NOLs to offset income tax liabilities could be limited.

NOL carryforwards expiring over the next five years are as follows (in thousands):

Year Ending December 31,
2010	$3,475
2011	5,828
2012	—
2013	—
2014	—

$9,303

A.D.A.M. adopted the uncertain tax positions provisions of ASC 740-Income Taxes on January 1, 2007. There are no material unrecognized tax benefits and related tax liabilities at December 31, 2009 and 2008. Penalties related to uncertain tax positions would be recorded as a component of general and administrative expenses. Interest relating to uncertain tax positions would be recorded as a component of interest expense.

The tax years 2006 to 2009 remain open to examination by the major taxing jurisdictions to which we are subject. However, upon utilization of the NOL and R&D credit carry forward tax benefits in future tax returns, the related tax benefit for the period in which the benefit arose is subject to examination.

9. Stock-based Compensation

We account for stock-based compensation in accordance with the Compensation—Stock Compensation Topic of the FASB ASC. Accordingly, stock-based compensation cost is measured at the grant date based on fair value of the award, and is recognized as an expense on a straight-line basis over the employee’s requisite service period.

In 2002, our Board of Directors and shareholders approved the 2002 Stock Incentive Plan, under which 1,500,000 shares of common stock were reserved pursuant to the grant of incentive or non-qualified stock options to full-time employees and key persons. Under this plan, a number of additional shares are reserved annually. This number is 3% of the number of shares of stock outstanding on January 1 of each year, not to exceed 250,000 shares annually. Options are granted at an exercise price as determined by A.D.A.M.’s Board of Directors, which may not be less than the fair market value of our common stock at the date of the grant, and the options generally vest ratably over a three-year period. Options granted under this plan generally expire ten years from the date of grant.

As of December 31, 2009, there were options outstanding to purchase a total of 2,477,781 shares of our common stock under our 2002 Stock Incentive Plan and our 1992 Option Plan with an aggregate intrinsic value of $2,563,934. Under the 1992 Option Plan, 4,500,000 shares of common stock were reserved and no additional options may be granted under the 1992 Plan. At December 31, 2009, there were approximately 803,937 shares available for future option grants under the 2002 Stock Incentive Plan.

Stock Options

Options are granted at an exercise price as determined by our Board of Directors, which may not be less than the fair market value of our common stock at the date of the grant, and the options generally vest ratably over a three-year service period. Options granted under this plan generally expire ten years from the date of the grant. Upon exercise of options, stock is issued from our authorized and unissued shares of common stock. We use the Black-Scholes method (which models the value over time of financial instruments) to estimate the fair value at the grant date of the options. The Black-Scholes method uses several assumptions to value an option. The following assumptions were used:

•	Expected Dividend Yield—because we do not currently pay dividends or expect to pay dividends in the near future, the expected dividend yield is zero;

•	Expected Volatility in Stock Price—reflects the historical change in our stock price over the expected term of the stock option;

•	Risk-free Interest Rate—reflects the average rate on a United States Treasury bond with maturity equal to the expected term of the option; and

•	Expected Life of Stock Awards—is based on historical experience that was modified based on expected future changes.

The weighted average assumptions used in the option pricing model and the resulting grant date fair value for stock option grants were as follows:

Year Ended December 31,	2009	2008
Expected Dividend Yield	—	—
Expected Volatility in Stock Price	58.8%	45.0%
Risk-Free Interest Rate	1.8%	2.2%
Expected Life of Stock Awards—Years	3.5	3.5
Weighted Average Fair Value at Grant Date	$1.34	$2.60

The Company recorded $777,000 and $903,000 of stock-based compensation expense for the years ended December 31, 2009 and 2008 respectively, related to employee stock options. We expect to incur approximately $431,000 of expense over a weighted average of 1.6 years for all unvested options outstanding at December 31, 2009.

The following table summarizes stock option activity for the years ended December 31, 2009 and 2008:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2007	2,744,325	$4.92
Granted	252,500	$7.39
Exercised	(186,582)	$4.31
Forfeited or expired	(187,951)	$5.98

Outstanding at December 31, 2008	2,622,292	$5.13
Granted	257,500	$3.08
Exercised	(7,500)	$0.41
Forfeited or expired	(394,511)	$8.24

Outstanding at December 31, 2009	2,477,781	$4.44

The weighted average remaining contractual term at December 31, 2009 for options outstanding was 4.27 years and for options exercisable was 3.23 years.

	Shares	Weighted Average Exercise Price
Exercisable at December 31, 2008	2,154,699	$4.79
Exercisable at December 31, 2009	2,008,620	$4.34

During 2009 and 2008, the aggregate intrinsic value of options exercised was $17,625 and $545,658, respectively. As of December 31, 2009, the aggregate intrinsic value of options exercisable was $2,275,334. The fair value of stock options vesting during the years ended December 31, 2009 and 2008 was $607,344 and $508,840, respectively.

Restricted Stock Awards

The fair value of restricted stock awards used for the application of the Compensation-Stock Compensation Topic of the FASB ASC is the market value of the stock on the date of grant.

The following table summarizes restricted stock activity for the years ended December 31, 2009 and 2008:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2007	—	$—
Granted	6,820	8.80
Vested	(6,820)	8.80
Forfeited	—	—

Unvested at December 31, 2008	—	$—
Granted	15,000	4.00
Vested	(15,000)	4.00
Forfeited	—	—

Unvested at December 31, 2009	—	$—

On January 2, 2009, we awarded a total of 15,000 shares of restricted stock to our Board of Directors with a grant date fair value of $4.00 per share. On January 3, 2008. we awarded a total of 6,820 shares of restricted stock to our Board of Directors with a grant date fair value of $8.80 per share. The 2009 and 2008 grants each had a fair value of $60,000 and were expensed from the date issued until the vesting date of December 31 of the year issued.

10. Benefit Plan

In 1995, the Company adopted a defined contribution plan that covers all full-time eligible employees of the Company. The plan allows eligible employees to contribute any amount of their pre-tax annual compensation up to the statutory limit prescribed by the Internal Revenue Service. The Company matches 75% of the first 4% contribution per participant on an annual basis. The Company contributed approximately $172,000 and $257,000 to the plan for the years ended December 31, 2009 and 2008, respectively.

11. Preferred Share Purchase Rights

On June 29, 2009, the Company adopted a Shareholder Rights Plan, which provided for the issuance of rights to purchase shares of the Company’s Class B Preferred Stock, par value $0.01 per share (the “Preferred Shares”). Under the Shareholder Rights Plan, the Company distributed one preferred stock purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 (the “Common Stock”), of the Company. The Rights were distributed as of July 31, 2009 to stockholders of record on that date.

Each Right entitles the holder to purchase from the Company one one-thousandth of a Preferred Share at a price of $12.00 per one one-thousandth of a Preferred Share, subject to adjustment. Subject to certain exceptions, the rights become exercisable ten business days after any party acquires or announces an offer to acquire beneficial ownership of 15% or more of the Company’s Common Stock. In the event that any party acquires 15% or more of the Company’s Common Stock, the Company enters into a merger or other business combination, or if a substantial amount of the Company’s assets are sold after the time that the Rights become exercisable, the Rights provide that the holder will receive, upon exercise of each right, shares of the common stock of the surviving or acquiring company, as applicable, having a market value of twice the exercise price of the Right.

The Rights expire on June 29, 2019, and are redeemable by the Company at a price of $0.01 per Right at any time prior to the time that any party acquires 15% or more of the Company’s Common Shares. Until the earlier of the time that the Rights become exercisable, are redeemed or expire, the Company will issue one Right with each new share of Common Stock issued.

12. Related Party Transactions

Investment with BeBetter Networks, Inc.

At December 31, 2009 and 2008, the Company had a 2% investment in BeBetter Networks, Inc. (“BeBetter”). As of December 31, 2009 and 2008, the Chairman of the Board of Directors held an approximate 2% voting interest in this company. The investment was accounted for under the cost method, as the Company has less than a 20% ownership and does not exercise significant influence over the investee.

At December 31, 2009 and 2008, the carrying value of the investment in BeBetter was $0. The Company has no plans to make additional investments in BeBetter in the future.

Investment with ThePort Network, Inc.

As of November 24, 2008, ThePort Network, Inc. (“ThePort”) closed a $4,100,000 Preferred Stock financing designated Series B Preferred Stock at $0.165 per share, including investment by our chairman. The Chairman of our Board of Directors also currently serves as the Chairman of the Board of Directors and Chief Executive Officer of ThePort.

As a result of the financing, at December 31, 2009 and 2008, we held an approximate 3% voting interest in ThePort. The Chairman of our Board of Directors held an approximate 27% voting interest in ThePort at December 31, 2009 and 2008, and held a convertible note from ThePort in the amount of approximately $325,000 and $590,000 at December 31, 2009 and December 31, 2008, respectively. Two of the other directors of A.D.A.M. also own equity interests in ThePort. Historically ThePort was accounted for under the equity method. The financing in 2008 diluted our voting interest in ThePort, therefore for 2008 and going forward, the Company will account for this investment under the cost method.

As of September 10, 2008, ThePort converted its outstanding notes into a Preferred Stock designated Series A Preferred Stock at $0.30 per share, including notes held by our chairman. As part of the conversion, A.D.A.M. exchanged its prior Series A Preferred Stock, which had been purchased at $0.80 per share, for the new Series A Preferred Stock at $0.30 per share.

At December 31, 2009 and 2008, the carrying value of the investment in ThePort was $0. The Company has not adjusted its investment below zero for the Company’s share of ThePort’s losses since the Company has not provided or committed to provide any additional financial support to ThePort.

13. Commitments and Contingencies

The Company leases office space and equipment under non-cancelable lease agreements expiring on various dates through 2019 as well as capital lease commitments for certain equipment. Certain of these leases contain escalation clauses, which has resulted in the recording of a $564,000 deferred rent liability balance at December 31, 2009. At December 31, 2009, future minimum rentals for noncancelable leases with terms in excess of one year were as follows (in thousands):

Year Ending December 31,	Future Minimum
	Operating Leases (Office Lease Payments)	Capital Leases
2010	$2,158	$43
2011	1,490	43
2012	728	43
2013	749	31
2014	772	—
Thereafter	3,620	—

	$9,517	160

Less amounts representing interest		(48)

Present value of future minimum lease payments		112
Less current portion		(22)

Capital lease obligations, net of current portion		$90

Rent expense for the years ended December 31, 2009 and 2008 was $819,000 and $1,364,000, respectively, including space that was sublet. A.D.A.M.’s headquarters are located in approximately 24,000 square feet of leased office space in Atlanta, Georgia. The space is leased for a term ending in April 2019, with an option to renew for an additional 5-year term.

There is additional leased office space of 36,000 square feet in Uniondale, New York. The space is leased for a term ending in June 2011, for an amount of $124,000 per month. In conjunction with the purchase of OnlineBenefits in 2006, the difference between the cost of unused components of the Company’s Uniondale lease and the related income from the sublease contracts, present valued, was recorded as a liability. This liability was reduced due to payments, offset by increased costs of sublease termination and replacement. At December 31, 2009, the liability was $2,366,000. Of this amount, $1,546,000 is included in accounts payable and accrued expenses, and the remainder in other liabilities. This liability includes the Facility Consolidation Program discussed below.

The Company indemnifies customers from third party claims of intellectual property infringement relating to the use of our products. Historically, costs related to this guarantee have not been significant and the Company is unable to estimate the potential impact of this guarantee on future results of operations.

14. Restructuring Costs

Restructuring costs consisted of the following at December 31, 2009 and 2008 (in thousands):

	Accrued Costs at December 31, 2007	Payments Made	Provision	Accrued Costs at December 31, 2008
Accrued restructuring costs:
Severance and exit costs	$—	$(460)	$985	$525
Contractual obligations	1,041	(196)	1,208	2,053

Total restructuring costs	$1,041	$(656)	$2,193	$2,578

	Accrued Costs at December 31, 2008	Payments Made	Provision	Accrued Costs at December 31, 2009
Accrued restructuring costs:
Severance and exit costs	$525	$(525)	$—	$—
Contractual obligations	2,053	(1,095)	1,408	2,366

Total restructuring costs	$2,578	$(1,620)	$1,408	$2,366

In 2006, we acquired office space in NY with the acquisition of Online Benefits. Part of this office space was being sublet at a loss. The remaining loss on this first sublease at December 31, 2007 was $1,041,000.

In the fourth quarter 2008, we established a Facility Consolidation Program for the purpose of closing the NY office and consolidating operations in our GA office. The costs associated with this program included severance, fixed asset write-offs, contract and other office shut-down costs of $985,000. Additionally, the Facility Consolidation Program led to a second sublease for the remaining office space. The second sublease loss was recorded at fair value when the right to use the space ceased. The second sublease loss of $1,208,000 was made up of a $1,417,000 liability offset by a previously existing deferred rent liability of $209,000. This $1,417,000 liability recorded at the date of restructuring was based primarily on the present value of the net cash flows from the future rental payments of $2,016,000 less estimated second sublease rental income of $469,000.

During the second quarter of 2009, due to the change in the expected sublease rental income from both of these office spaces as a result of the current real estate market conditions, we revised our estimated loss and expensed an additional $1,408,000 of restructuring costs.

During the twelve months ended December 31, 2009 and 2008, we paid $1,620,000 and $656,000, respectively, related to these costs. We anticipate these remaining costs will be paid over the next 18 months.

15. Reclassification

Certain amounts in the 2008 financials were reclassified to conform with the current presentation. Restructuring costs of $2,193,000 were reclassified from general and administrative expenses to a separate restructuring line on the statement of operations, to be consistent with the 2009 presentation.

16. Fair value of financial instruments

We adopted ASC 820—Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements for financial instruments effective January 1, 2008. The framework requires the valuation of investments using a three tiered approach. The statement requires fair value measurement to be classified and disclosed in one of the following three categories:

(Level 1) observable inputs such as unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

(Level 2) quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

(Level 3) prices or valuation techniques the require inputs that are both significant to the fair value measurement and unobservable, due to little or no market data, which requires us to develop our own assumptions.

At December 31, 2008, we had goodwill of $27,617,000 and during the first quarter of 2009, we recognized a non-cash impairment charge of $13,940,000. See Note 6 for additional information regarding the goodwill impairment. The estimation of the fair value of the respective reporting units was primarily determined based on an estimate of future cash flows (income approach) discounted at a market derived weighted average cost of capital, which cost of capital was estimated based on the assistance of a third-party service provider. The income approach has been determined to be the most representative, because we do not have an active trading market for our equity or debt. The implied value of the goodwill was estimated based on hypothetical allocation of each reporting unit’s fair value, assuming a taxable asset sale, to all of its underlying assets and liabilities in accordance with the requirements of ASC 820. We cannot predict the occurrence of events that might adversely affect the carrying value of goodwill. Further deterioration in global economic conditions, and/or additional changes in assumptions or circumstances could result in additional impairment charges in goodwill or other indefinite-lived intangibles and finite-lived intangibles in future periods in which the change occurs.

The carrying value of our current and long-term maturities of capital lease obligations and debt do not vary materially from fair value at December 31, 2009.

17. Severance

In 2009, our Board of Directors made the decision to terminate the employment of our former President and Chief Executive Officer. Severance costs related to his employment agreement were accrued in the amount of $1,149,000, which included 300% of his annual base salary, accrued bonus and stock-based compensation related to the modification of 237,000 stock options.

18. Operating segments

The Segment Reporting Topic of the FASB ASC establishes standards for reporting information about operating segments. It defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. We operate in one reportable segment. We sell a portfolio of products related to health content solutions and broker/ employer solutions. We consider the health content products and broker/ employer products to be two operating segments which aggregate into one reportable segment. Our SaaS model allows us to manage and deploy these products in a similar manner to similar customers. Our chief operating decision-maker is our Chief Executive Officer. The Chief Executive Officer reviews financial information on a consolidated basis and by products when making decisions for allocating resources and evaluating financial performance. Periodic decisions may be made separately for the two solution groups due to timing of customer strategies, product releases, market conditions, acquisitions, or staffing resources, but the common long term growth outlook for each segment remains constant.

In determining that we have one reportable segment, we viewed both health content and broker/ employer products as sharing similar economic characteristics for long term growth. Historical product margins for both product segments have been in the 70-90% range. All products are distributed over a similar platform with low incremental costs so we expect margins to remain within the 70-90% range. The health content product which can be sold separately is also sold as an imbedded product within our broker/ employer product. As the products continue to be more intertwined, the margins for both are expected to converge and the allocation of costs related to each will not be as relevant.

Geographic Information

The Company sells products through agreements which grant territorial rights to international and domestic distributors. During the years ended December 31, 2009 and 2008, net revenues from international sales were approximately $352,000 and $432,000, respectively. Disclosed in the table below is geographic information for each country that comprised greater than one percent of our total revenues for fiscal years 2009 and 2008 (in thousands):

	Year Ended December 31,
	2009	2008
United States	$27,809	$28,425
Other foreign countries	352	432

	$28,161	$28,857

24

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

A.D.A.M., Inc.

We have audited the accompanying consolidated balance sheets of A.D.A.M., Inc. (a Georgia Corporation) and subsidiary (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of A.D.A.M., Inc. and subsidiary as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Atlanta, Georgia

March 18, 2010